Exhibit 21
LOUISIANA-PACIFIC CORPORATION
AND SUBSIDIARIES

Domicile
Louisiana-Pacific Corporation	Delaware

Domestic Subsidiaries
GreenStone Industries, Inc.	Delaware
Ketchikan Pulp Company	Washington
Louisiana-Pacific International, Inc.	Oregon
L-PSPV, Inc	Delaware
LP Pinewood SPV, LLC	Oregon
LPS Corporation	Oregon
L-P SPV2, LLC	Delaware

Foreign Subsidiaries
Louisiana-Pacific Canada Pulp Co.	Nova Scotia, Canada
Louisiana-Pacific Canada Sales ULC	Alberta, Canada
Louisiana-Pacific Canada Holdings Ltd.	British Columbia, Canada
Louisiana-Pacific (OSB) Ltd.	British Columbia, Canada
Louisiana-Pacific Canada Ltd.	British Columbia, Canada

Louisiana-Pacific South America S.A.	Chile
Louisiana-Pacific Chile S.A.	Chile
Louisiana-Pacific del Perú S.A.C.	Peru
LP-Brasil OSB Industria E. Comercio S.A.	Brazil

Less Than 51% Owned
Abitibi—LP Engineered Wood, Inc.
Abitibi - LP Engineered Wood II Inc.
Canfor - LP OSB (G.P.) Corp.
Canfor - LP OSB Limited Partnership
US GreenFiber, LLC